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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                         Internet Commerce Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   46059F109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                      Ken Claydon, Cable and Wireless PLC
                               124 Theobalds Road
                       London WCIX 8RX +44 020 7315 5051
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 12, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check  the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (ACT) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 46059F109


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Cable and Wireless PLC
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  X
          ----------------------------------------------------------------------
     (b)
          ----------------------------------------------------------------------
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)


     WC
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     ENGLAND & WALES
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    847,628 (SEE ITEM 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          847,628 (SEE ITEM 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    847,628 (SEE ITEM 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    847,628 (SEE ITEM 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     847,628 (SEE ITEM 5)
________________________________________________________________________________
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     15.9%  (SEE ITEM 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


     CO
________________________________________________________________________________


Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish the I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use: please leave blank.

CUSIP No. 46059F109


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Cable & Wireless USA, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  X
          ----------------------------------------------------------------------
     (b)
          ----------------------------------------------------------------------
________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS* (SEE INSTRUCTIONS)


     WC
________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     DISTRICT OF COLUMBIA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    847,628 (SEE ITEM 5)
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          847,628 (SEE ITEM 5)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    847,628 (SEE ITEM 5)
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    847,628 (SEE ITEM 5)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     847,628 (SEE ITEM 5)
________________________________________________________________________________
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     15.9%  (SEE ITEM 5)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


     CO
________________________________________________________________________________


Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish the I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)  The 3rd row is for SEC internal use: please leave blank.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Cable and Wireless PLC (C&W PLC) and Cable & Wireless USA, Inc. (C&W USA) hereby amend their joint Statement on Schedule 13D Statement dated February 8, 2000 (the "Schedule 13D"), relating to the Class A Common Stock, of Internet Commerce Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

     The first paragraph of Item 5 is amended and restated in its entirety as follows:

     The Reporting Persons purchased a total of 10,000 shares of the Purchased Stock in the Issuer for an investment of $10,000,000. Such purchase was consummated via the Agreement between the Reporting Persons and the Issuer dated November 23, 1999. The acquisition of the Purchased Stock closed on January 12, 2000. Currently there are 4,469,194 shares of Class A Stock outstanding and 89,595 shares of Class B Common Stock outstanding of the Issuer. The Reporting Persons have 10,000 shares of Series C Preferred Stock which are convertible into 447,628 shares of Class A Common Stock and a warrant for 400,000 shares of Class A Common Stock with an exercise price of $22.21 per share. As a result, assuming exercise of the warrant and conversion of the Series C, there are 5,316,821 shares of Class A Common Stock outstanding of which the Reporting Persons beneficially own 847,628, or 15.9%. The shares and warrant are held in the name of C&W USA.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.




                                                 CABLE AND WIRELESS PLC



                                                  By /s/ Ken Claydon
                                                     ---------------------
                                                          Secretary


February 16, 2000


                                                 CABLE & WIRELESS USA, INC.



                                                 By /s/ Richard H. Goshorn
                                                    ----------------------
                                                    Senior Vice-President
                                                    and General Counsel

February 16, 2000